March 9, 2026

Avi S. Katz
Chief Executive Officer and Chairman
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, STE 260
Redwood City, CA 94065

       Re: GigCapital7 Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed February 17, 2026
           File No. 333-291477
Dear Avi S. Katz and Samuel Gibson:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2026 letter.

Amendment No. 2 to Registration Statement on Form S-4
The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware..., page 110

1. We note your response to prior comment 2. Please revise to clarify whether, and if so how, Section 11.1(a) of the proposed Domesticated GigCapital7 Charter applies to
       Exchange Act claims. For example, we note the provision set forth in
Section 11.1(a)
       selecting the Court of Chancery of the State of Delaware or the United States District
 March 9, 2026
Page 2

       Court for the District of Delaware for certain claims that are not internal corporate claims. We also note that the combined company will be incorporated in Delaware.
       Please also ensure that your disclosure in this section is consistent with your disclosure on page 188. In that regard, we note your disclosure on page 188 regarding the exclusive forum provision in the Proposed Post-Closing Certificate of Incorporation states that
       "[t]hese provisions" do not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or to any other claim for which the U.S. federal courts have exclusive jurisdiction.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Laura Nicholson at 202-551-3584 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Andrew M. Tucker, Esq.
      Jeffrey C. Selman, Esq.